SEW CAL LOGO

www.sewcal.com

207 W. 138ʰ STREET
LOS ANGELES, CA. 90061

(310) 352 – 3300 x309

FAX: (801) 806-7855

FAX COVER SHEET

Date: 5/23/2007

TO: SCOTT STRINGER

FAX NUMBER : 202-772-9202

FROM: RICK SONGER

Total pages including cover sheet : 2

Message:

Re: File No. 333-113223

Dear Scott,

Per our phone conversation this morning I am requesting an extension of 30 days to submit the requested information. Thank you for your time and consideration in helping me with this matter.

Sincerely,

Rick Songer



Page 2 for Reference

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

May 23, 2007

Please deliver the following pages to:

Name	:	**Richard L. Songer** **President**
CC	:	
Organization	:	Sew Cal Logo, Inc.
Facsimile Number	:	801-806-7855
Number of Pages	:	6 (Includes Cover Sheet)
Document	:	Re: SEC Comments Form 10KSB/A August 31, 2006
From	:	Scott Stringer
Facsimile Number	:	(202) 772-9202
Phone Number	:	(202) 551-3272

If you do not receive all pages, please telephone the above number for assistance. This letter has also been sent to the mailing address of the Company.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.